UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13 a -16 OR 15 d -16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-258403 of Deutsche Bank AG. For the avoidance of doubt, the section of the Earnings Report (contained in Exhibit 99.1) entitled “Risks and Opportunities” is intended to supplement, but not replace, the section “Risk Factors” included on pages 12 to 53 of our 2021 Annual Report on Form 20-F.

Exhibit 99.1: Deutsche Bank AG’s Earnings Report as of March 31, 2022.

Exhibit 99.2: Capitalization table of Deutsche Bank AG as of March 21, 2022 (also incorporated as Exhibit 12.3 to Registration Statement No. 333-258403 of Deutsche Bank AG).

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2021 Annual Report on Form 20-F filed with the SEC, on pages 12 through 53 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure

Adjusted profit (loss) before tax, Profit (loss) before tax based on pro rata bank levies, Profit (loss) attributable to Deutsche Bank shareholders, Adjusted profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders and additional equity components

Profit (loss) before tax
Revenues excluding specific items, Revenues on a currency-adjusted basis, Revenues adjusted for foregone revenues due to the BGH ruling	Net revenues
Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance	Noninterest expenses
Cost / Income ratio based on pro rata bank levies	Cost / Income ratio
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon), Adjusted post-tax return on equity measures, Post-tax return on average shareholders' equity based on pro rata bank levies

Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity, Post-tax return on average tangible shareholders' equity based on pro rata bank levies	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to (i) the section “Non-GAAP financial measures” of Exhibit 99.1 hereto and (ii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 387 through 396 of our 2021 Annual Report (which Annual Report 2021 constitutes a part of our 2021 Annual Report on Form 20-F).

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

CRR/CRD regulatory measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and set forth throughout our financial reports under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive (“CRD”) as currently applicable.

For the comparative periods, we present in our financial reports certain figures based on the CRR definition of own fund instruments applicable for Additional Tier 1 (AT1) capital and Tier 2 (T2) capital and figures based thereon, including Tier 1 capital, Total capital and Leverage Ratio, on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. For those comparative periods, our CET1 and RWA figures also include the transitional impacts from the IFRS 9 add-back in the “fully-loaded” figures, given it is an immaterial difference.

Transitional arrangements are applicable for AT1 and T2 instruments. Capital instruments issued on or prior to December 31, 2011 that no longer qualify as AT1 or T2 capital under the fully loaded CRR/CRD as currently applicable are subject to grandfathering rules during the transitional period and were phased out from 2013 to 2022 with their recognition capped at 20 % in 2020 and 10 % in 2021 (in relation to the portfolio eligible for grandfathering which was still in issue on December 31, 2012), with grandfathering phased out completely from January 1, 2022.

The current CRR as applicable since June 27, 2019 provides further grandfathering rules for AT1 and T2 instruments issued prior to June 27, 2019. Thereunder, AT1 and T2 instruments issued through special purpose entities were grandfathered until December 31, 2021. Beyond 2021, transitional arrangements only exist for AT1 and T2 instruments which continue to qualify until June 26, 2025 even if they do not meet certain new requirements that apply since June 27, 2019. We had immaterial amounts of such instruments outstanding at year-end 2021, which practically removes the difference between “fully loaded” and “transitional” AT1 and T2 instruments starting from January 1, 2022.

We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

For descriptions of these fully loaded CRR/CRD measures and the differences from the most directly comparable measures under the CRR/CRD transitional rules, please refer to: (i) the sections “Risk information” and “Non-GAAP financial measures: CRR/CRD regulatory measures” of Exhibit 99.1 hereto, (ii) the section “Management Report: Risk Report: Risk and Capital Performance: Capital, Leverage Ratio, TLAC and MREL”, in particular the subsections thereof entitled “Development of Own Funds”, “Development of Risk-Weighted Assets” and “Leverage Ratio”, on pages 120 to 135 of our Annual Report 2021 and (iii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures: Regulatory fully loaded measures” on page 397 of our Annual Report 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: April 27, 2022

By:	/s/ Brigitte Bomm _ ________________
Name:	Brigitte Bomm
Title:	Managing Director

By:	/s/ Mathias Otto _ _____________
Name:	Mathias Otto
Title:	Managing Director and Senior Counsel